UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENOVIX CORPORATION
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
293594107
(CUSIP Number)
Thurman J. Rodgers
535 Eastview Way
Woodside, CA 94062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293594107

1.	Names of Reporting Persons. Thurman J. Rodgers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,355,297(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,355,297(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,355,297(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Consists of (i) 8,745 shares of common stock, par value $0.0001 per share (“Common Stock”), of Enovix Corporation, a Delaware corporation (the “Issuer”), held directly by Thurman J. Rodgers (“Mr. Rodgers”), (ii) 20,846,552 shares of Common Stock held by the Rodgers Massey Revocable Living Trust dtd 4/4/11 (the “Living Trust”), of which Mr. Rodgers is a trustee, (iii) 4,100,000 shares of Common Stock issuable to the Living Trust pursuant to a warrant exercisable within 60 days of December 31, 2022, and (iv) 400,000 shares of Common Stock held by the Rodgers Family Freedom and Free Markets Charitable Trust, of which Mr. Rodgers is a trustee (the “Charitable Trust”). Mr. Rodgers has sole power to vote or direct the vote, and dispose or direct the disposition of, all of the shares of Common Stock that he beneficially holds, except that with respect to shares held by the Living Trust and Charitable Trust, voting and dispositive power is shared by Mr. Rodgers and his spouse.

(2)
The percentages used in this Amendment No. 2 to statement on Schedule 13D (this “Amendment No. 2”) are calculated based upon 157,103,967 shares of Common Stock outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 4, 2022.

CUSIP No. 293594107

1.	Names of Reporting Persons. Rodgers Massey Revocable Living Trust dtd 4/4/11
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,946,552(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,946,552(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,946,552(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.5%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 4,100,000 shares of Common Stock issuable to the Living Trust pursuant to a warrant exercisable within 60 days of December 31, 2022.
(2)	The percentages used in this Amendment No. 2 are calculated based upon 157,103,967 shares of Common Stock outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 4, 2022.

CUSIP No. 293594107

1.	Names of Reporting Persons. Rodgers Family Freedom and Free Markets Charitable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 400,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 400,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	The percentages used in this Amendment No. 2 are calculated based upon 157,103,967 shares of Common Stock outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 4, 2022.

CUSIP No. 293594107

Item 1. Security and Issuer

(a)	This Amendment No. 2 is being filed as an amendment to the statement on Schedule 13D relating to the Common Stock, filed with the SEC on July 26, 2021, as amended on September 10, 2021.

(b)	The principal executive offices of the Issuer are located at 3501 W. Warren Avenue, Fremont, California 94538.
Item 2. Identity and Background

(a)
This Amendment No. 2 is being jointly filed by (i) Mr. Rodgers, (ii) the Living Trust, and (iii) the “Charitable Trust. Mr. Rodgers, the Living Trust and the Charitable Trust are sometimes also referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of the Reporting Persons is 535 Eastview Way, Woodside, California 94062.

(c)	Mr. Rodgers is the Chairman of the Board of Directors of the Issuer and a trustee of each of the Living Trust and the Charitable Trust.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
Thurman J. Rodgers – United States Rodgers Massey Revocable Trust dtd 4/4/11 – California Rodgers Family Freedom and Free Markets Charitable Trust – California
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons acquired an aggregate of 22,876,552 (the “Merger Shares”) pursuant to the Agreement and Plan of Merger (the “Business Combination Agreement”) dated as of February 22, 2021, by and among Rodgers Silicon Valley Acquisition Corp., a Delaware corporation (“RSVAC”), RSVAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of RSVAC (“Merger Sub”), and Enovix Corporation, a Delaware corporation (“Legacy Enovix”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy Enovix, with Legacy Enovix surviving the merger as a wholly owned subsidiary of RSVAC (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). Following the consummation of the Merger on July 14, 2021 (the “Closing Date”), Legacy Enovix changed its name to Enovix Operations, Inc. and RSVAC changed its name from Rodgers Silicon Valley Acquisition Corp. to Enovix Corporation.
The Merger Shares were held as follows:

Thurman J. Rodgers	0
Rodgers Massey Revocable Trust dtd 4/4/11	17,126,552
Rodgers Capital, LLC	5,750,000

Total shares	22,876,552

The Merger Shares were issued to their respective holders on the Closing Date, upon the consummation of the Business Combination in respect of the respective holder’s existing shares of RSVAC and Legacy Enovix.
On September 8, 2021, Rodgers Capital, LLC (the “LLC”) effected an in-kind distribution to certain of its members, after which the Reporting Persons and the LLC held shares of Common Stock as follows:

Thurman J. Rodgers	0
Rodgers Massey Revocable Trust dtd 4/4/11	20,926,552
Rodgers Capital, LLC	115,000

Total shares	21,041,552

In addition, on September 8, 2021, the LLC effected an in-kind distribution of warrants to purchase shares of Common Stock, to certain of its members, after which the Living Trust held warrants to purchase up to 4,100,000 shares of Common Stock, as previously reported on a Form 4 filed with the SEC on September 10, 2021.
On October 20, 2021, Mr. Rodgers received 1,054 shares of Common Stock in connection with the settlement of restricted stock units of the Issuer, each representing a contingent right to receive one share of Common Stock (“RSUs”), granted pursuant to the Issuer’s 2021 Equity Incentive Plan (the “2021 Plan”), as previously reported on a Form 4 filed with the SEC on October 22, 2021.
On December 31, 2021, Mr. Rodgers received 1,054 shares of Common Stock in connection with the settlement of RSUs granted pursuant to the 2021 Plan, as previously reported on a Form 4 filed with the SEC on January 3, 2022.
On March 31, 2022, Mr. Rodgers received 1,054 shares of Common Stock in connection with the settlement of RSUs granted pursuant to the 2021 Plan, as previously reported on a Form 4 filed with the SEC on April 4, 2022.
On May 13, 2022 and May 17, 2022, the Charitable Trust purchased 100,000 shares of Common Stock at a weighted-average price of $8.85 per share and 200,000 shares at a weighted-average price of $8.86 per share, respectively, as previously reported on a Form 4 filed with the SEC on May 17, 2022.
On May 23, 2022, the Charitable Trust purchased 100,000 shares of Common Stock at a weighted-average price of $9.00 per share, as previously reported on a Form 4 filed with the SEC on May 23, 2022.
On June 15, 2022, Mr. Rodgers received 9,057 RSUs pursuant to the 2021 Plan, as previously reported on a Form 4 filed with the SEC on June 17, 2022.
On June 30, 2022, Mr. Rodgers received 1,055 shares in connection with the settlement of RSUs granted pursuant to the 2021 Plan.
One September 15, 2022, Mr. Rodgers received 2,264 shares of Common Stock in connection with the settlement of RSUs granted pursuant to the 2021 Plan.
On November 3, 2022, the LLC effected an in-kind distribution to certain of its members, after which the Reporting Persons and the LLC held shares of Common Stock as follows:

Thurman J. Rodgers	6,481
Rodgers Massey Revocable Trust dtd 4/4/11	20,926,552
Rodgers Family Freedom and Free Markets Charitable Trust	400,000
Rodgers Capital, LLC	0

Total shares	21,333,033

The above transaction was previously reported on a Form 4 filed with the SEC on November 7, 2022.

On December 13, 2022, the Living Trust gifted for no consideration an aggregate of 80,000 shares of Common Stock, as previously reported on a Form 4 filed with the SEC on December 14, 2022.
On December 15, 2022, Mr. Rodgers received 2,264 shares of Common Stock in connection with the settlement of RSUs granted pursuant to the 2021 Plan.
Item 4. Purpose of Transaction
The Reporting Persons acquired, and hold, the shares of Common Stock reported herein for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but do not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Persons or their ability to influence control of the Issuer.
Other than as described above, and except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Act as of the date of this Amendment No. 2, the Reporting Persons do not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares and percentages of the shares beneficially owned by each Reporting Person. The percentages used in this Amendment No. 2 are calculated based upon 157,103,967 shares of Common Stock outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 4, 2022.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in this Amendment No. 2, the Reporting Persons have not engaged in any transactions in the Common Stock in the past sixty days.

(d)	To the knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Registration Rights Agreement
On July 14, 2021, that certain Registration Rights Agreement, dated December 1, 2020, was amended and restated, and certain persons and entities receiving shares of Common Stock pursuant to the Merger Agreement and certain persons and entities holding securities of RSVAC prior to the Closing entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) pursuant to which the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time.
The foregoing description of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of A&R Registration Rights Agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date
99.1*	Joint Filing Agreement dated February 14, 2023
99.2	Letter Agreement, dated December 1, 2020, by and among the Issuer and its officers, directors and Initial Stockholders	8-K	001-39753	10.1	12/07/20
99.3	Amendment to Letter Agreement, dated July 14, 2021 by and among the Issuer and its officers, directors and Initial Stockholders	8-K	001-39753	10.12	07/19/21
99.4	Amended and Restated Registration Rights Agreement	8-K	001-39753	10.10	07/19/21

* Filed herewith.

CUSIP No. 293594107

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023

/s/ Thurman J. Rodgers
THURMAN J. RODGERS

RODGERS MASSEY REVOCABLE LIVING TRUST DTD 4/4/11

By:	/s/ Thurman J. Rodgers
Name:	Thurman J. Rodgers
Title:	Trustee

RODGERS FAMILY FREEDOM AND FREE MARKETS CHARITABLE TRUST

By:	/s/ Thurman J. Rodgers
Name:	Thurman J. Rodgers
Title:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)